Exhibit 99.1

NICE INCONTACT TRANSFORMS OMNICHANNEL DIGITAL CUSTOMER
CARE WITH THE ADDITION OF BRAND EMBASSY APPLICATION ON CXEXCHANGE

Brand Embassy Provides Digital Customer Care Platform Extending CXone AI and
Chatbot Functionality for CXone users

Salt Lake City, January 2, 2018 – NICE inContact (Nasdaq:NICE) today announced that Brand Embassy Ltd. is part of CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Brand Embassy’s omnichannel Digital Customer Care integrates with NICE inContact CXone™, the world’s #1 cloud customer experience platform, enhancing artificial intelligence, omnichannel capabilities and chat for CXone users.

Brand Embassy’s application will help NICE inContact customers extend their digital customer care by unifying digital channels under one scalable platform, including over 40 social channels, as well as video chat for live support and sales, sentiment analysis, and Chat Builder technology with artificial intelligence.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

NICE inContact customers will benefit from Brand Embassy’s SaaS platform for customer care via digital channels by enabling:

•	Video Chat with real-time customer engagement and personalized service

•	The power of AI to accelerate delivery of self-service options with a Chatbot Builder

•	Sentiment analysis that tracks brand sentiment across all social channels

•	Streamlined digital customer care processes with multiple social channels in a unified platform

•	Extremely fast implementation with cloud-based software, requiring minimal implementation services

By integrating these digital solutions, Brand Embassy can also help NICE inContact CXone users achieve higher CSAT and better customer experiences with extended coverage for customers across these digital channels.

“Brand Embassy is excited for this partnership with NICE inContact and being part of CXexchange,” said Vit Horky, co-founder and CEO of Brand Embassy. “Today’s customers increasingly expect companies to provide customer care via digital channels and they do not want to be limited as to what channel they can use. At the same time, companies need to execute their digital transformation of contact centers in order to protect and grow their revenues. Social media, messengers and bots are changing the industry. We are here to help NICE inContact customers get a robust digital customer care solution, integrated with CXone.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how Brand Embassy Digital Customer Care platform works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“NICE inContact is on the forefront of digital transformation in the contact center,” said Paul Jarman, CEO of inContact. “CXone enhanced with Brand Embassy Digital Customer Care gives CXone users additional customization options across digital channels in their contact center technology. We are excited to welcome Brand Embassy to CXexchange.”

About NICE inContact
 NICE inContact is the cloud contact center software leader, with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE, the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.niceincontact.com

About Brand Embassy
Brand Embassy helps corporations decrease costs and increase revenue of customer service leveraging high-volume digital channels. Brand Embassy clients have reported:

●	61% sale conversion rate
●	70% reduced resolution time
●	90% higher CSAT
●	300% scaled operations with no additional headcount

Brand Embassy clients include Alibaba Group, T-Mobile, Vodafone, O2, America Movil, Puma, Samsung, GE and others across 30+ countries. Brand Embassy is a SaaS platform that provides social media, live chat, e-mail, forums, and mobile customer service at scale. Brand Embassy helps enterprises with CRM systems that need to expand their communication channels beyond just call centers to include all digital platforms to reach their customers. For more information, visit www.brandembassy.com.

Brand Embassy PR/Media Contact:
Nataša Peric
Global Marketing Director
Email | natasa.peric@brandembassy.com
Mobile | +420 777 169 957

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.